UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 3
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) and should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2011 (the “Original Schedule 13D”), with Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2011 (“Amendment No. 1”), and with Amendment No. 2 to Schedule 13D filed with the SEC on October 31, 2011

Item 4.               Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons prepared a letter proposing that stockholders be given the opportunity to vote to terminate the Fund’s investment advisory agreement with Baring Asset Management (Asia) Limited.  The letter was sent to the Secretary of the Fund pursuant to Securities Exchange Commission Rule 14a-8 as promulgated under the Securities Exchange Act of 1934.

Item 5.               Interests in Securities of the Issuer.

(a) and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 9,857,172 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 40.6% of the 24.268 million Shares outstanding as of October 20, 2011, as reported by the Fund.  As of the date hereof, BMI, EWF, FREE, GEM, GFM, IEM, PLUS and the Segregated Accounts owned directly 909,270, 910,048, 910,799, 910,967, 5,203, 847,950,  87,338 and 5,275,597 Shares, respectively, representing approximately 3.75%, 3.75%, 3.75%, 3.75%, 0.02%, 3.49%, 0.36% and 21.74%, respectively, of the 24.268 million Shares outstanding as of December 7, 2011, as reported on the Fund’s website.

The resulting ownership in excess of 3% of the outstanding voting shares of the Fund by BMI, EWF, FREE, GEM, and IEM, respectively, resulted from a tender instituted by the Fund which had the effect of reducing the total amount of the Fund's voting shares outstanding, and not as a result of a direct purchase or acquisition of Fund shares by BMI, EWF, FREE, GEM, and IEM.

Such ownership in excess of 3% of the Fund's shares by BMI, EWF, FREE, GEM, and IEM is therefore specifically exempted from Section 12(d)(1)(A) of the Investment Company Act of 1940.

Item 7.               Materials to be Filed as Exhibits.

See letter dated December 8, 2011 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 8, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

December 8, 2011

VIA OVERNIGHT COURIER

Deborah A. Docs, Secretary of the Fund
c/o Prudential Investments LLC,
4th Floor, Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Dear Ms. Docs:

As of December 8, 2011, City of London Investment Management Company, Inc. (“City of London”) held 9,857,172 shares of common stock of The Greater China Fund, Inc. (the “Fund”), which represents a 40.6% beneficial ownership interest in the Fund.  City of London has continuously held at least $2,000.00, or 1%, of the Fund’s securities entitled to be voted on the proposal for at least one year prior to the date of the submission of this proposal.  Attached hereto are copies of City of London’s Schedule 13G filed on September 30, 2010 and Schedule 13D filed on October 11, 2010, and amendments thereto, filed with the Securities and Exchange Commission by City of London demonstrating that City of London has beneficially and continuously owned at least $2,000.00 in market value of the common stock of the Fund for well in excess of one year prior to the date of the submission of this proposal.  City of London intends to continue to own at least $2,000.00 in market value of the common stock of the Fund at least through the date of the Fund’s 2012 Annual Meeting (the “Meeting”).

City of London is submitting the enclosed stockholder proposal for inclusion in the Fund’s proxy statement to be circulated to stockholders in advance of the Meeting pursuant to Securities and Exchange Commission Rule 14a-8 promulgated under the Securities Exchange Act of 1934.  City of London’s material interest in the proposed business is limited to its capacity as beneficial owner of the shares in its capacity as a Registered Investment Adviser.

The net asset value investment performance of the Fund, as managed by Baring Asset Management (Asia) Limited, has continued to lag the index substantially over the one-year and three-year periods, and was unsatisfactory relative to its peer group.  This proposal requests that all investment advisory and management agreements between Baring Asset Management (Asia) Limited and the Fund be terminated at the earliest date the Fund is legally permitted to do so.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that we may promptly provide that information or cure any deficiencies.

Very truly yours,

City of London Investment Management
Company Limited

By:        /s/ Jeremy Bannister
Name:   Jeremy Bannister
Title:     Director, Corporate Governance

Encls.

Stockholder Proposal to The Greater China Fund, Inc.
December 8, 2011

RESOLVED: All investment advisory and management agreements between The Greater China Fund, Inc. and Baring Asset Management (Asia) Limited shall be terminated by the Fund at the earliest date the Fund is legally permitted to do so.

SUPPORTING STATEMENT

Baring Asset Management (Asia) Limited (the “Manager”) and the predecessor subsidiaries of Baring Asset Management Limited, including The Greater China Fund, Inc.’s (the “Fund”) initial investment adviser (Baring International Investment (Far East) Limited), have served as investment adviser to the Fund since its inception in 1992.  The Fund’s investment performance delivered by the Manager, measured in terms of the net asset value (“NAV”) return, has been unsatisfactory.  The Fund underperformed its benchmark index over the one-year and three-year periods ended March 31, 2011 by -12.46% and -9.22%, respectively, as noted in the Fund’s most recent Semi-Annual Report dated June 30, 2011.  For the one-year and three-year periods ended September 30, 2011, the performance also lagged the benchmark index, by -1.74% and -6.96%, respectively.  For the period ended December 31, 2010, calendar year-end performance was also unsatisfactory, with the one-year and three-year numbers at -8.14% and -9.33%, respectively.

The Fund’s performance relative to its Lipper peer group, consisting of five other closed-end China funds, is similarly unsatisfactory. The Fund ranked fifth of six for the one-year period ended April 30, 3011 and third of six for the three-year period ended April 30, 2011 in comparison to the closed-end China fund peer group as noted in the Fund’s Semi-Annual Report dated June 30, 2011.

Furthermore, the Fund, in its performance reporting to stockholders, reports only undiluted returns, ignoring the dilutive effects of the Rights Offering and thus over-stating the actual returns realized by stockholders.  In a footnote to the Fund’s performance data on page 5 of the 2010 Annual Report (which can be easily missed by stockholders), the Fund explicitly acknowledges that performance reporting “excludes the dilutive effects of the rights offering.”

The NAV investment performance of the Manager has continued to lag the index substantially over the one-year and three-year periods, and was unsatisfactory relative to its peer group. We urge stockholders to vote to terminate all investment advisory and management agreements with Baring Asset Management (Asia) Limited.